Exhibit 99.2

First Quarter 2017
Management's Discussion and Analysis
of Financial Condition and Results of Operations

Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three months ended March 31, 2017. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us", "our" and the "Group" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company's unaudited condensed interim consolidated financial statements and the accompanying notes thereto as at March 31, 2017 and for the three months ended March 31, 2017 and 2016. Our condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.
All amounts in this MD&A are presented in US dollars, except for share, option and share purchase warrant information, or as otherwise noted.
Company Overview
We are a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. We are engaged in drug development activities and in the promotion of products for others.
We recently completed two Phase 3 studies of internally developed compounds: Macrilen™, potentially the first FDA-approved drug to be used in conjunction with the evaluation of adult growth hormone deficiency ("AGHD"), and Zoptrex™, in the indication for advanced, recurrent endometrial cancer. In addition, we currently co-promote two products: Saizen® [somatropin (rDNA origin) for injection], a recombinant human growth hormone supplement, on behalf of EMD Serono, Inc., the US and Canadian biopharmaceutical businesses of Merck KGaA of Darmstadt, Germany ("EMD Serono"); and APIFINY®, the first non-prostate-specific-antigen (“PSA”) blood test for use in evaluating and managing the risk of prostate cancer, on behalf of Armune BioScience, Inc. (“Armune”).
We are also actively seeking opportunities to in-license and acquire products for US commercialization. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. We are also looking into out-licensing opportunities for Macrilen™ for territories outside the United States.
The Company's common shares are listed on both the NASDAQ Capital Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "AEZS".
About Forward-Looking Statements
This document contains forward-looking statements made pursuant to the safe-harbor provision of the US Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed in this MD&A, while others are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the US Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those

First Quarter MD&A - 2017

in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ and the continued availability of funds and resources to successfully complete the submission of an NDA without undue delay with respect to Macrilen™ and, in the event the FDA approves Macrilen™, to successfully launch the product, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates (including, in particular, Macrilen™), the degree of market acceptance once our products are approved for commercialization (including, in particular, Macrilen™), our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. The Company is therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company's Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Key Developments
Product Development
Macrilen™ (macimorelin)
MacrilenTM, a ghrelin receptor agonist, is a novel orally-active small molecule that stimulates the secretion of growth hormone. MacrilenTM has been granted orphan drug designation by the FDA for the evaluation of growth hormone deficiency. We own the worldwide rights to this novel patented compound. MacrilenTM is our proposed trade name for macimorelin. The proposed trade name is subject to approval by the FDA. On December 16, 2016 we were advised by the EMA that Macrilen™ was rejected as the proposed invented name for macimorelin because of its similarity to the names of other medicines. We intend to appeal this decision.

We recently concluded a confirmatory Phase 3 clinical trial of MacrilenTM for the evaluation of growth hormone deficiency in adults ("AGHD"). The confirmatory trial was an open-label, randomized, two-way crossover study that compared the results of the evaluation of AGHD using Macrilen™ to the results of the evaluation of AGHD using a procedure known as the “Insulin Tolerance Test” (the “ITT”) on the same patients. The trial involved patients, each of whom was evaluated for AGHD using both Macrilen™ and the ITT. Thirty of the patients were evaluated using Macrilen™ a second time to measure the repeatability of the result obtained using Macrilen™ as the evaluation method. The study population consisted of more than 110 patients who were suspected of having AGHD as a result of the presence of one or more symptoms. This segment of the population included a range of patients from those considered at low risk of having AGHD to those considered at high risk. The study population also included 25 healthy subjects, who had no risk of having AGHD.

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First Quarter MD&A - 2017

On January 4, 2017, we announced that the confirmatory Phase 3 clinical trial of Macrilen™ failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of AGHD, using the ITT as a comparator. Based on an analysis of top-line data, macimorelin did not achieve equivalence to the ITT as a means of diagnosing AGHD. Under the study protocol, the evaluation of AGHD with Macrilen™ would have been considered successful if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement.
On February 13, 2017, we announced that, following a comprehensive review of the data obtained from the confirmatory Phase 3 clinical trial of Macrilen™ for the evaluation of AGHD using the ITT as a comparator, we concluded that Macrilen™ demonstrated performance supportive of FDA registration consideration. The press release in which we made such announcement set forth the facts on which our conclusion was based.
On March 7, 2017, we announced that the Pediatric Committee ("PDCO") of the EMA agreed to our Pediatric Investigation Plan ("PIP") for MacrilenTM and agreed that we may defer conducting the PIP until after we file a Marketing Authorization Application ("MAA") seeking marketing authorization for the use of MacrilenTM for the evaluation of adult growth hormone deficiency. The decision will permit us to file an MAA substantially earlier than if we were required to complete the PIP before filing.
On March 30, 2017, we announced that, following our meeting with the FDA on March 29, 2017, we intend to file an NDA seeking approval of MacrilenTM for the evaluation of AGHD. The announcement also indicated that during our meeting with the FDA, the FDA stated that the clinical studies performed with respect to MacrilenTM address the prior deficiencies mentioned in the November 2014 complete response letter and that this conclusion paves the way for re-submission by us of an NDA for MacrilenTM, which we expect to file in the third quarter of 2017. While indicating that the conclusions regarding the performance of MacrilenTM are review issues subject to an examination of the complete data set, the FDA indicated that the summary data submitted by us prior to the meeting appear to support the propositions advanced by us. Most importantly, the FDA specified the additional statistical analysis of existing data that would be required to further support our conclusions. We expect that we can provide those data in a compelling fashion and demonstrate that MacrilenTM is a robust, repeatable test, demonstrating adequate sensitivity and specificity and that the performance of the product would be improved by utilizing a more appropriate cut-off point.
Zoptrex™ (zoptarelin doxorubicin)
ZoptrexTM is a complex molecule that combines a synthetic peptide carrier with doxorubicin, a well-known chemotherapy agent. The synthetic peptide carrier is a luteinizing hormone-releasing hormone ("LHRH") agonist, a modified natural hormone with affinity for the LHRH receptor. The design of the compound allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor-positive tumors.
The following paragraphs describe recent key developments with respect to Zoptrex™ :

•	On January 30, 2017, we announced the completion of the clinical phase of the pivotal Phase 3 ZoptEC (Zoptarelin Doxorubicin in Endometrial Cancer) study with the occurrence of the 384th death.

•
On May 1, 2017, we announced that the ZoptEC pivotal Phase 3 clinical study of Zoptrex™ in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin. The results of the study are not supportive to pursue regulatory approval. Based on this outcome, we do not anticipate conducting clinical trials of Zoptrex™ with respect to any other indications. We also intend to discontinue development of AEZS-138/Disorazol Z, as it was based on the same concept as Zoptrex™.

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First Quarter MD&A - 2017

Commercial Operations

Our commercial operations consist of 13 full-time sales representatives and a three person sales-management staff in the US. The sales representatives are employed by a contract sales organization and provide services to us pursuant to our contract with the contract sales organization while we employ the sales-management staff. Maintaining a sales force is an essential part of our strategy to transform the Company into a commercially operating specialty biopharmaceutical company. We do not believe that it is practical for a company of our size to sustain itself solely on a portfolio of internally derived products: development takes too long, costs too much money and entails too much risk. Therefore, we are seeking to acquire or to in-license products that fit our areas of therapeutic interest and capabilities and that are available on what we consider to be reasonable commercial terms.
Our sales force currently co-promotes two products that are owned by others: Saizen® and APIFINY®.
Saizen®
On May 8, 2015, we announced that we had entered into a promotional services agreement with EMD Serono, allowing us to promote Saizen® [somatropin (rDNA origin) for injection] to designated medical professionals in specified US territories. Saizen® is a recombinant human growth hormone registered in the US for the treatment of pediatric growth hormone deficiency and AGHD. Under this agreement, we were promoting Saizen® to designated pediatric endocrinologists and we were receiving commissions based on new, eligible patient starts on Saizen® above an agreed-upon base line. This agreement was amended in December 2016. The EMD Serono agreement, as amended, provides that we will promote Saizen® in specific agreed-upon US territories to both adult and pediatric endocrinologists in consideration for a sales commission that is based upon new, eligible patient starts, without any baseline.
APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune BioScience, Inc. ("Armune") with respect to APIFINY®, the only cancer-specific, non-PSA blood test for the evaluation of the risk of prostate cancer. On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune pursuant to which we acquired the exclusive right to promote APIFINY® throughout the United States, effective as of June 1, 2016. In August 2016, we announced that we had expanded the promotion of APIFINY® to Florida, following Armune's receipt of a clinical laboratory license from the state.
Corporate Activities
Public offerings and related events

On April 1, 2016, we entered into an "At-the-Market" ("ATM") sales agreement under which we were able, at our discretion and from time to time, to sell up to 3 million of our common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10.0 million (the "April 2016 ATM Program"). The April 2016 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied. Between April 1, 2016 and March 24, 2017, we issued approximately 1.7 million common shares at an average issuance price of $3.52 per share.

On March 28, 2017, we commenced a new ATM offering pursuant to our existing ATM Sales Agreement under which we were able, at our discretion, from time to time during the term of the ATM Sales Agreement, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied. Between March 28, 2017 and April 18, 2017, we issued approximately 600,000 common shares at an average issuance price of $2.97 per share.

On April 27, 2017, we entered into a new ATM Sales Agreement (the “New ATM Sales Agreement”), and filed with the SEC a prospectus supplement (the “Prospectus Supplement”) related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of approximately $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the Prospectus Supplement supersede and replace the March 2017 ATM Program, which itself had superseded and replaced the April 2016 ATM Program. The Prospectus Supplement supplements the base prospectus included in our Shelf Registration Statement on Form F-3, as amended (the “2017 Shelf

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First Quarter MD&A - 2017

Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50 million of common shares and is effective for a three-year period.
Class action lawsuit
The Company and certain of its current and former officers are defendants in a putative class action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. We subsequently filed a motion to dismiss, because we believed that the second amended complaint also failed to state a claim. On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part.  The Court dismissed certain of our current and former officers from the lawsuit.  The Court allowed the claim that we omitted material facts from our public statements during the Class Period to proceed against us and our former CEO who departed in 2013, while dismissing such claims against other current and former officers.  The Court also allowed a claim for “controlling person” liability to proceed against certain current and former officers.
We filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016. On June 30, 2016, the Court issued an order denying our motion for reconsideration. As a result, the lawsuit will proceed to the class certification phase and the discovery process has commenced. During the second quarter of 2016, we exceeded the deductible amount applicable to this claim. Therefore, we believe that most of the costs for our defense in future periods will be borne by the insurers who provide directors' and officers' liability insurance to us, subject to our policy limits.
While we believe that we have meritorious defenses and intend to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, we have not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and we could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, our applicable D&O Insurance and could have a material adverse impact on our financial condition, results of operations, liquidity and cash flows.

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First Quarter MD&A - 2017

Condensed Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended March 31,
(in thousands, except share and per share data)	2017	2016
	$	$
Revenues
Sales commission and other	153	181
License fees	108	61
	261	242
Operating expenses
Research and development costs	2,455	3,657
General and administrative expenses	1,881	1,894
Selling expenses	1,542	1,682
	5,878	7,233
Loss from operations	(5,617)	(6,991)
Gain due to changes in foreign currency exchange rates	65	468
Change in fair value of warrant liability	1,403	2,805
Other finance income	18	42
Net finance income	1,486	3,315
Net loss	(4,131)	(3,676)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(133)	(469)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	441	(1,426)
Comprehensive loss	(3,823)	(5,571)
Net loss per share (basic and diluted)	(0.31)	(0.37)
Weighted average number of shares outstanding:
Basic and Diluted	13,175,866	9,928,697

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First Quarter MD&A - 2017

2017 compared to 2016
Revenues
Sales commission and other were $153,000 for the three months ended March 31, 2017 compared to $181,000 for the same period in 2016, and thus remained stable in 2017 as compared to 2016.
License fees were $108,000 for the three months ended March 31, 2017, as compared to $61,000 for the same period in 2016. The increase is explained by the amortization of the up-front payment received in connection with one of the out-licensing agreements that we entered into in 2016 for ZoptrexTM.
Operating Expenses
Research and Development ("R&D") costs were $2.5 million for the three months ended March 31, 2017, compared to $3.7 million for the same period in 2016. The decrease in our R&D costs for the three months ended December 31, 2017, as compared to the same period in 2016, is mainly attributable to lower comparative third-party costs, as described below.
The following table summarizes our net R&D costs by nature of expense:

	Three months ended March 31,
(in thousands)	2017	2016
	$	$
Third-party costs	1,420	2,494
Employee compensation and benefits	806	829
Facilities rent and maintenance	202	226
Other costs *	27	108
	2,455	3,657
 ___________________________
* Includes mainly depreciation, amortization, reversal of impairment and operating foreign exchange losses.

The following table summarizes third-party R&D costs, by product candidate, incurred by the Company during the three-month periods ended March 31, 2017 and 2016.

(in thousands, except percentages)	Three months ended March 31,
Product Candidate	2017		2016
	$	%	$	%
Zoptrex™	812	57.2	1,808	72.5
Macrilen™	547	38.5	570	22.9
Erk inhibitors	12	0.8	17	0.7
LHRH - Disorazol Z	1	0.1	51	2.0
Other	48	3.4	48	1.9
	1,420	100.0	2,494	100.0

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First Quarter MD&A - 2017

Third-party costs attributable to Zoptrex™ decreased considerably during the three months ended March 31, 2017, as compared to the same period in 2016, mainly due to the fact that we completed the clinical portion of the ZoptEC clinical trial during the first quarter of 2017. Third-party costs attributable to Macrilen™ were relatively unchanged during the three months ended March 31, 2017, as compared to the same period in 2016.

Excluding the impact of foreign exchange rate fluctuations, we now expect that we will incur overall R&D costs of between $10.0 million and $12.0 million for the year ended December 31, 2017, which is significantly below our previous guidance due to the negative top-line results of ZoptrexTM and the optimization of resources that we intend to implement as a result thereof.

General and administrative ("G&A") expenses were $1.9 million for both three-month periods ended March 31, 2017 and 2016. The G&A expenses remained stable and were in line with our expectations for the first quarter.

Excluding the impact of foreign exchange rate fluctuations and the recording of transaction costs related to potential financing activities (not currently known or estimable), we now expect that G&A expenses will range between $7.0 million and $8.0 million in 2017. The slight decrease in the guidance is explained by cost savings and resource optimization initiatives that we intend to implement following the negative top-line results of ZoptrexTM.

Selling expenses were $1.5 million for the three months ended March 31, 2017, as compared to $1.7 million for the same period in 2016. Selling expenses for the three months ended March 31, 2017 and 2016 represent mainly the costs of our sales force related to the co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the reduction in the number of sales representatives from 20 to 13 in February 2017. Selling expenses in Q1 2017 were slightly below what we anticipated because we postponed some expenses related to the potential commercial launch of Macrilen™.

Based on currently available information, we now expect selling expenses to range between $6.0 million and $7.0 million in 2017. The decrease in the guidance is explained by cost savings and resource optimization initiatives that we intend to implement following the negative top-line results of ZoptrexTM.

Net finance income was $1.5 million for the three months ended March 31, 2017, as compared to $3.3 million, for the same period in 2016. The decrease in finance income is mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $2.45 to $3.65 during the three-month period ended March 31, 2017, compared to $2.67 to $4.40 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.

Net loss for the three months ended March 31, 2017 was $(4.1) million, or $(0.31) per basic and diluted share, as compared to a net loss of $(3.7) million, or $(0.37) per basic and diluted share, for the same period in 2016. The increase in net loss for the three months ended March 31, 2017, as compared to the same period in 2016, is largely attributable to lower operating expenses offset by lower net finance income, as presented above. The basic and diluted loss per share decreased because the number of shares outstanding increased following an offering completed in November 2016 as well as issuances under various ATM programs.

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First Quarter MD&A - 2017

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	$	$	$	$
Revenues	261	304	269	96
Loss from operations	(5,617)	(7,598)	(7,703)	(7,184)
Net loss	(4,131)	(8,220)	(6,055)	(7,008)
Net loss per share (basic and diluted)*	(0.31)	(0.71)	(0.61)	(0.71)

(in thousands, except for per share data)	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	$	$	$	$
Revenues	242	102	173	197
Loss from operations	(6,991)	(9,858)	(7,501)	(7,989)
Net loss	(3,676)	(10,018)	(15,290)	(15,099)
Net loss per share (basic and diluted)*	(0.37)	(1.46)	(6.66)	(13.65)
_________________________

*
Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income (costs), which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. Additionally, our net R&D costs have historically varied on a quarter-over-quarter basis due to the ramping up or winding down of potential product candidate activities, which in turn are dependent upon a number of factors that often do not occur on a linear or predictable basis. Our selling expenses have been consistent but can also vary on a quarter-over-quarter basis due to the ramping up of pre-commercialization activities associated with Macrilen™.

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First Quarter MD&A - 2017

Condensed Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
	2017	2016
	$	$
Cash and cash equivalents [1]	17,777	21,999
Trade and other receivables and other current assets	1,185	744
Restricted cash equivalents	500	496
Property, plant and equipment	184	204
Other non-current assets	8,435	8,216
Total assets	28,081	31,659
Payables and other current liabilities	2,954	3,778
Current portion of deferred revenues	432	426
Warrant liability	5,451	6,854
Non-financial non-current liabilities [2]	13,892	14,389
Total liabilities	22,729	25,447
Shareholders' equity	5,352	6,212
Total liabilities and shareholders' equity	28,081	31,659
_________________________

1.
Approximately $0.9 million and $1.5 million were denominated in EUR as at March 31, 2017 and December 31, 2016, respectively, and approximately $2.5 million and $3.7 million were denominated in Canadian dollars as at March 31, 2017 and December 31, 2016, respectively.

2.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

The decrease in cash and cash equivalents as at March 31, 2017, as compared to December 31, 2016, is due to the net cash used in operating activities and variations in components of our working capital. The decrease was partially offset by the net proceeds generated by various issuances of common shares under our April 2016 ATM Program and our March 2017 ATM Program.

The increase in trade and other receivables and other current assets as at March 31, 2017, as compared to December 31, 2016, is mainly due to the increase in prepaid expenses because we pay our insurance premiums once a year, in January.

The decrease in payables and other current liabilities is mainly attributable to the reduction in R&D costs in the first quarter of 2017 as compared to the fourth quarter of 2016, which is explained by the completion of our Phase 3 clinical trials.

The decrease in our warrant liability from December 31, 2016 to March 31, 2017 is due to a net fair value revaluation gain of $1.4 million, which was recorded pursuant to our periodic "mark-to-market" revaluation of the underlying outstanding warrants. The revaluation gain is mainly explained by the decrease of the price of our common shares during the period.

The decrease in non-financial non-current liabilities from December 31, 2016 to March 31, 2017 is mainly due to a slight increase in the discount rate used to estimate our employee future benefits obligation.

The decrease in shareholders' equity as at March 31, 2017, as compared to December 31, 2016, is attributable primarily to the recording of a net loss for the three-month period, partially offset by the net proceeds generated by various issuances of common shares under our April 2016 ATM Program and our March 2017 ATM Program.

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First Quarter MD&A - 2017

Financial Liabilities, Obligations and Commitments

Our Financial Liabilities, Obligations and Commitments have not changed significantly from those disclosed in our most recent Annual Report on Form 20-F for the financial year ended December 31, 2016.
Outstanding Share Data
As at May 8, 2017, we had 14,333,659 million common shares issued and outstanding, as well as 967,905 stock options outstanding. Share purchase warrants outstanding as at May 8, 2017 represented a total of 3,779,245 equivalent common shares.
Capital Disclosures
Our objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses, working capital and capital expenditures.
Over the past several years, we have increasingly raised capital via public equity offerings and drawdowns issuances under various ATM sales programs as our primary source of liquidity.
Our capital management objective remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development portfolio and to pursue appropriate commercial opportunities as they may arise. We are not subject to any capital requirements imposed by any regulators or by any other external source.
Liquidity, Cash Flows and Capital Resources
Our operations and capital expenditures have been financed through certain transactions impacting our cash flows from operating activities, public equity offerings and issuances under various ATM programs.
While we had $17.8 million of cash and cash equivalents as at March 31, 2017, we believe that our cash and cash resources will not be sufficient to fund operations for the next twelve months unless our expenditures are reduced or further financing is obtained. Our ability to continue as a going concern is dependent upon raising additional financing through equity, debt and/or other non-dilutive funding and partnerships. There can be no assurance that we will have sufficient capital to fund our ongoing operations or the development or commercialization of our product candidates without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. We are currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. If we are unable to obtain additional financing when required, we may have to substantially reduce or eliminate planned expenditures or we may be unable to continue our operations. These uncertainties cast substantial doubt as to our ability to meet our obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. Our ultimate success, our ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon obtaining FDA approval for MacrilenTM.

On April 27, 2017, we entered into a New ATM Sales Agreement and filed with the SEC a Prospectus Supplement related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of approximately $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the Prospectus Supplement supersede and replace the March 2017 ATM Program, which itself had superseded and replaced the April 2016 ATM Program. The Prospectus Supplement supplements the base prospectus included in the 2017 Shelf Registration Statement, which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows us to offer up to $50 million of common shares and is effective for a three-year period.

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First Quarter MD&A - 2017

The variations in our liquidity by activity are explained below.

(in thousands)	Three months ended March 31,
	2017	2016

Cash and cash equivalents - Beginning of period	21,999	41,450
Cash flows from operating activities:
Cash used in operating activities	(6,960)	(8,848)
Cash flows from financing activities:
Net proceeds from issuance of common shares	2,656	—
Cash flows from investing activities:
Net cash used in investing activities	(2)	(3)
Effect of exchange rate changes on cash and cash equivalents	84	382
Cash and cash equivalents - End of period	17,777	32,981
Operating Activities
2017 compared to 2016
Cash used in operating activities totaled $7.0 million for the three months ended March 31, 2017, as compared to $8.8 million for the same period in 2016. The decrease in cash used in operating activities for the three months ended March 31, 2017, as compared to the same period in 2016, is mainly due to lower operating expenses. Cash used in operations was lower than initially anticipated mainly because we incurred less R&D costs, most of which were deferred to future quarters.
We now expect net cash used in operating activities to range from $22.0 million to $24.0 million for the year ending December 31, 2017, which is significantly below our previous guidance due to the cost savings and resource optimization initiatives that we intend to implement following the negative top-line results of ZoptrexTM. This guidance may vary significantly in future periods and it can also be significantly impacted by ongoing business development initiatives.
Financing Activities
2017 compared to 2016
Cash flows from financing activities totaled $2.7 million for the three months ended March 31, 2017, as compared to nil for the same period in 2016. The increase is mainly due to net proceeds received from the issuance of common shares under our April 2016 ATM Program and our March 2017 ATM Program during the first quarter of 2017.
Critical Accounting Policies, Estimates and Judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.
Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied to our annual consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

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First Quarter MD&A - 2017

Recent Accounting Pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted by us is included in note 4 to our audited annual consolidated financial statements for the year ended December 31, 2016 and in note 3 to our condensed interim consolidated financial statements as at and for the period ended March 31, 2017.

Outlook for 2017

Product Development

Macrilen™

On March 30, 2017, we announced that, following our meeting with the FDA on March 29, 2017, we intend to file an NDA seeking approval of MacrilenTM for the evaluation of AGHD during the third quarter of 2017. If FDA approval is obtained, following a six-month review period, we expect to begin the commercialization of the drug in the first quarter of 2018.

We believe that, in the US alone, there are approximately 2,500 endocrinologists that we could target as potential prescribers of Macrilen™ and that approximately 40,000 confirmatory tests for AGHD will be conducted each year after the introduction of Macrilen™, if it is approved by the FDA, which represents the target market for Macrilen™ at the time of its anticipated commercialization. Furthermore, we believe that Macrilen™, if it is approved, is likely to be rapidly adopted by physicians as the preferred means of evaluating AGHD. We also believe that there is a significant opportunity for Macrilen™ in the evaluation of AGHD in traumatic brain injury patients. As reported by the US Centers for Disease Control and Prevention, approximately 215,000 adults are hospitalized for traumatic brain injury in the US each year. Because approximately 20% of such patients are at risk of developing growth hormone deficiency, traumatic brain injury patients represent a potentially significant market expansion opportunity for Macrilen™.

Commercial Operations

Saizen®

In December 2016, we amended our agreement with EMD Serono in order to receive commissions on each new patient start (without any baseline), as well as being able to promote to adult endocrinologists. The addition of adult-endocrinologist targets to our promotional efforts is expected to expand our market opportunities. This should also mitigate the seasonality because adult new-patients-starts does not appear to be impacted by the seasonality observed related to pediatric patients. However, the non-commercial and self-pay business is slowing down in part due to competitive pricing pressure. Further, a decision by a large commercial health insurance provider to exclude Saizen® from its formulary was announced last year and took effect in 2017 resulting in a reduction in new-patient-starts.

APIFINY®

During the fourth quarter of 2015, we signed a co-marketing agreement with Armune. On April 27, 2016, we announced that we had entered into a new co-marketing agreement with Armune pursuant to which we acquired the exclusive right to promote APIFINY® throughout the United States, effective as of June 1, 2016. We expect continued growth in this business over the coming quarters. In August 2016, we announced that we had expanded the promotion of APIFINY® to Florida, following Armune’s receipt of a clinical laboratory license from that state. Armune continues to pursue agreements with national and regional laboratories.

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First Quarter MD&A - 2017

Summary of key expectations for revenues, operating expenditures and cash flows

We will continue to record commission revenues in relation to our promotional services agreement for Saizen® and our co-marketing agreement with Armune. As for license fee revenues, we may in future periods recognize deferred revenues relating to our various licensing and technology transfer arrangements with our licensees for Zoptrex™ in various territories earlier than previously anticipated depending on the level of our continued involvement with Zoptrex™ in the future, which will in turn depend on whether our Zoptrex™ licensees continue their own development programs of Zoptrex™ in their territories and the nature and scope of our ongoing obligations under such arrangements.

The decrease in the guidance for R&D costs, selling expenses, G&A expenses, use of cash for operations and for investing activities, as compared to our previous guidance and as described below, is explained by cost savings and resource optimization initiatives that we intend to implement following the negative top-line results of ZoptrexTM.

Our main focus for R&D efforts will be to prepare our NDA submission for Macrilen™. Excluding the impact of future foreign exchange rate fluctuations, we now expect that we will incur R&D costs of between $10.0 million and $12.0 million for the year ending December 31, 2017. This mainly includes the costs associated with our employees and facilities in Germany as well as the completion of the two Phase 3 trials, the NDA preparation costs and investment in inventory prior to the potential FDA approval and commercial launch of Macrilen™ . We will also have to incur costs in connection with the validation of a second supplier to be able to fulfill the expected demand.

Based on currently available information, we now expect selling expenses to range between $6.0 million and $7.0 million during the year ending December 31, 2017.

Excluding the impact of foreign exchange rate fluctuations, we now expect G&A expenses to range between $7.0 million and $8.0 million in 2017.

Excluding any foreign exchange impacts, as well as income from new business development initiatives, we expect that our overall use of cash for operations in 2017 will range from $22.0 million to $24.0 million, as we continue to fund ongoing operating activities and working capital requirements.
We now expect net cash used in investing activities to range from $50,000 to $150,000 for the year ending December 31, 2017.
The preceding summary with regard to our revenue, operating expenditures and cash flow expectations excludes any consideration of any potential strategic commercial initiatives in connection with our efforts to expand our commercial operations in the US or elsewhere. In addition, these expectations may be impacted by our expected growth in sales commission revenues. As such, the guidance presented in this MD&A is subject to revision based on new information that is not currently known or available.
Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 11 to our condensed interim consolidated financial statements as at and for the three months ended March 31, 2017.
Related Party Transactions and Off-Balance Sheet Arrangements

As at March 31, 2017, all related party transactions were eliminated upon consolidation.

As at March 31, 2017, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

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First Quarter MD&A - 2017

Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related unaudited condensed interim consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2016 for a discussion of the various risks that may materially affect our business. Except as set forth below, there have been no material changes to such risks. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.
The following represents a new risk factor for the Company taking into account recent developments:
In light of our recently announced negative top-line results for our  ZoptEC Phase 3 Clinical Study of Zoptrex™ in endometrial cancer, we now depend heavily on the success of our Macrilen™ product. If we are unable to obtain FDA approval for or to commercialize Macrilen™, or if we experience significant delays in doing so, our business will be materially harmed and the future and viability of our Company could be imperiled.
On May 1, 2017, we announced that our ZoptEC Phase 3 clinical study of Zoptrex™ in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin, and we further announced that our focus has now shifted entirely to filing our new drug application for Macrilen™ and, if the product is approved, to its commercial launch as soon as possible. The commercial success of Macrilen™ will depend on several factors, including the following:
•receipt of marketing approvals from the FDA (and similar foreign regulatory authorities);
•launching commercial sales of the product; and
•acceptance of the product in the medical community and with third party payors.
If we are unsuccessful in obtaining FDA approval of or in commercializing Macrilen™, or if we are significantly delayed in doing so, our business will be materially harmed and there can be no assurance that the Company’s business and future will continue to be viable.
Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2017 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

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